Exhibit 99.1

Attention Business Editors:

CIBC 2002 Annual report available online

     TORONTO, Dec. 11 /CNW/ — CIBC today announced that its 2002 Annual Report will be posted online and available to analysts, investors, media and the general public at www.cibc.com after 9:00 a.m. on Friday, December 13th.

     In addition to a PDF version of the annual report, CIBC is also posting an interactive version in English that features navigation capabilities, video clips and hotlinks.

     The print version of CIBC’s annual report, and annual meeting proxy materials, will be mailed to CIBC’s security holders in January, 2003.

     CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, the United States and around the world. You can find other news releases and information about CIBC in our Press Centre on the Internet at www.cibc.com.

For further information: Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at (416) 980-3341; Media inquiries should be directed to Emily Pang, Senior Director of Investor and Financial Communications, at (416) 980-3512; Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press.